Prospectus Supplement No. 2 to Prospectus dated November 24, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261157

Li-Cycle Holdings Corp.

11,021,923 Common Shares

This Prospectus Supplement No. 2 supplements the Prospectus dated November 24, 2021 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-261157). This Prospectus Supplement No. 2 is being filed to update and supplement certain information contained in the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 16 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 14, 2021

SUPPLEMENT TO PROSPECTUS

This supplement to the prospectus filed on November 24, 2021 (the “Prospectus”) by Li-Cycle Holdings Corp. (“we”, “Li-Cycle” or the “Company”) is being filed to supplement the Prospectus as described pursuant to the Explanatory Note below.

EXPLANATORY NOTE

On December 14, 2021, Li-Cycle announced an update on the status of its Hub facility being developed near Rochester, New York. We are supplementing the Prospectus to describe this recent development and provide related disclosure.

The supplemental disclosures contained below should be read in conjunction with the Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information we file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Prospectus, the information set forth herein shall supersede or supplement the information in the Prospectus. All page references are to pages in the Prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the Prospectus.

SUPPLEMENTAL DISCLOSURES TO PROSPECTUS

Replace the last sentence in the section entitled “Prospectus Summary—Our Strengths and Strategy—Strong Commercial Supply Contracts” on page 3 of the Prospectus and the last sentence in the section entitled “Business—Our Strengths and Strategy—Strong Commercial Supply Contracts” on page 56 of the Prospectus with the following text.

As a percent breakdown based on tonnage for the year ended October 31, 2021, we estimate that our existing supply network comprises lithium-ion batteries and lithium-ion battery materials that are derived approximately 49% from auto OEMs/transportation, 27% from manufacturing scrap, 20% from consumer electronics and 4% from energy storage systems.

Replace the first sentence in the section entitled “Prospectus Summary—Our Strengths and Strategy—Future Off-Take Opportunities” on page 4 of the Prospectus and the last sentence in the section entitled “Business—Our Strengths and Strategy— Future Off-Take Opportunities” on page 56 of the Prospectus with the following text.

We currently expect to reach mechanical completion, commissioning and start-up at our first revenue-generating Hub facility (the “Rochester Hub”) in 2023, subject to receipt of remaining regulatory and other approvals.

Replace the second to last sentence in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Li-Cycle’s Performance—Availability of Lithium-Ion Batteries for Recycling” on page 63 of the Prospectus with the following text.

We believe that Li-Cycle has approximately 20-30% of the North American market share as of October 31, 2021, based on our internal estimates, and we estimate that our existing supply network comprises lithium-ion batteries and lithium-ion battery materials that we estimate are derived approximately 49% from auto OEMs/transportation, 27% from manufacturing scrap, 20% from consumer electronics and 4% from energy storage systems.

Replace the section entitled “Prospectus Summary—Recent Developments—Rochester Hub” on pages 5-6 of the Prospectus, the fourth paragraph in the section entitled “Business—Company Overview and History” on pages 52-53 of the Prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Projects—Rochester Hub” on page 69 of the Prospectus with the following text and corresponding changes are made elsewhere in the Prospectus.

Rochester Hub

Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in the project execution phase. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s Spoke facilities in North America, which take in end-of-life batteries and battery production scrap in order to produce black mass, will be the primary suppliers of feedstock for the Rochester Hub.

Li-Cycle completed a definitive feasibility study with respect to the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually). This represents an increase in nameplate input processing capacity of approximately 40% as compared to the pre-feasibility study completed by the Company in June 2020. With its increased capacity, the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year.

Key design and cost changes to the Rochester Hub relative to the June 2020 preliminary feasibility study largely include, but are not limited to: (1) higher material costs due to increased size and supply chain inflationary impacts; (2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and (3) up-sizing of nameplate output capacity, resulting in expected output capacity of approximately 42,000-48,000 tonnes per annum of nickel sulphate, 7,500-8,500 tonnes per annum of lithium carbonate and 6,500-7,500 tonnes per annum of cobalt sulphate (being 250% and 160% higher and approximately 65% lower, respectively, as compared to the pre-feasibility study). Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash. Li-Cycle also expects to explore various opportunities to optimize its capital structure, for example, with potential credit from government-related institutions.

Li-Cycle has engaged Hatch Ltd. as its engineering, procurement and construction management contractor for the project and is in the process of selecting its general contractor. Procurement has commenced on long-lead items and the Company has obtained firm-price competitive quotes for 80% of the required equipment for the Rochester Hub. Li-Cycle is on path to begin the Rochester Hub construction by year-end 2021 and to reach mechanical completion, commissioning and start-up in 2023, subject to receipt of remaining regulatory and other approvals. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations.

The anticipated principal regulatory and other approvals required to develop and construct the Rochester Hub consist of: a special use permit, site plan approval, subdivision approval and special permit and area variance for hazardous material storage tanks from the Town of Greece, New York, including the related New York State Environmental Quality Review Act (“SEQRA”) process; and permits for air emissions, storm water discharge and chemical bulk storage granted by the New York State Department of Environmental Conservation. The SEQRA process was completed in November 2021, and the Town of Greece’s various boards have granted the Rochester Hub a special use permit, site plan approval, and special permit and area variance for hazardous material storage tanks, all subject to certain conditions.

Replace the first sentence in the second paragraph in the section entitled “Industry and Market Overview—Lithium-ion Battery Recycling Market in North America” on page 46 of the Prospectus with the following text.

According to Li-Cycle’s total addressable market forecast, based on a range of inputs from independent sources such as Benchmark Mineral Intelligence and Li-Cycle estimates, the lithium-ion battery recycling market in North America by volume is expected to grow from approximately 45,460 tonnes in 2020 to approximately 350,000 tonnes in 2025 (equivalent to approximately 120,000 tonnes of black mass). In addition, based on Benchmark Mineral Intelligence, public company filings and Li-Cycle estimates, EV battery manufacturing capacity at megafactories in North America is currently expected to grow from approximately 45 GWh in 2021 to over 500 GWh in 2025. Based on 5% to 10% of lithium-ion battery manufacturing volumes typically being yield loss and/or rejected scrap and excluding any full battery packs available for recycling (whether end-of-life, rejected for quality or recalls), Li-Cycle estimates its addressable market would be in the range of 125,000 to nearly 250,000 tonnes of manufacturing scrap by 2025.

Replace the second sentence in the first paragraph in the section entitled “Business—Employees” on page 57 of the Prospectus with the following text.

We expect that the Rochester Hub will result in over 200 additional employment positions at its operations.